Exhibit 99.B(d)(b)(22)

ADVISORY FEE WAIVER AGREEMENT

REAL ESTATE PORTFOLIO

OF PACIFIC SELECT FUND

This ADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Select Fund (the “Trust”), on behalf of the Real Estate Portfolio of the Trust (the “Portfolio”), is effective as of November 1, 2018.

WHEREAS, the Trust is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;

WHEREAS, the Portfolio will be managed by Principal Real Estate Investors LLC (“Principal”) effective on or about November 1, 2018; and

WHEREAS, the Trust and the Adviser are parties to the Amended and Restated Investment Advisory Agreement, dated January 1, 2005 (the “Advisory Contract”), as amended, pursuant to which the Adviser provides investment advisory services to the Portfolio for compensation based on the value of the average daily net assets of the Portfolio;

NOW THEREFOR, the parties hereto agree as follows:

I.                                        Advisory Fee Waiver

A.            Amount of Waiver. During the term of this Agreement, for so long as Principal remains the portfolio manager of the Portfolio, the Adviser hereby agrees to waive 0.09% off each breakpoint of its investment advisory fee for the Portfolio.

II.                                   Term and Termination of Agreement

A.            This Agreement shall have an initial term commencing on November 1, 2018 and ending April 30, 2020.  This Agreement shall automatically renew for successive one-year terms (each a one-year term) ending April 30th of each year, unless the Adviser provides 30 day written notice of the termination of this Agreement prior to the beginning of the next applicable one-year term.

B.            Notwithstanding sub-paragraph (A) above, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.                              Miscellaneous

A.            Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.            Definitions.  Any question or interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.            Choice of Law.  This Agreement shall be governed by the law of the State of Delaware, without regard to the conflict of law provision thereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorize and their respective corporate seals be hereunto affixed, as of the day and year first above written.

PACIFIC SELECT FUND

By:	/s/ Howard T. Hirakawa	By:	/s/Laurene E. MacElwee
Name:	Howard T. Hirakawa	Name:	Laurene E. MacElwee
Title:	Senior Vice President	Title:	VP & Assistant Secretary

PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa	By:	/s/Laurene E. MacElwee
Name:	Howard T. Hirakawa	Name:	Laurene E. MacElwee
Title:	SVP, Fund Advisor Operations	Title:	VP & Assistant Secretary